Pricing supplement no. 1418
To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 82-II dated June 14, 2007

Registration Statement No. 333-130051
Dated July 18, 2008
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$6,000,000
Bearish Auto Callable Knock-Out Notes Linked Inversely to the S&P 500® Index due August 21, 2009

General

- The notes are designed for investors who seek a positive return based on the depreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, have their notes automatically called with a return of 12% as a result of the Knock-Out feature and, if the level of the Index increases, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 21, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 82-II, will supersede the terms set forth in product supplement no. 82-II.**
- The notes priced on July 18, 2008 and are expected to settle on or about July 23, 2008.

Key Terms

Index: The S&P 500® Index ("SPX") (the "Index")

Knock-Out Event/Automatic Call: A Knock-Out Event is deemed to have occurred, and the notes will be automatically called, if on any day during the Monitoring Period, the Index closing level has declined below the Knock-Out Level. We refer to such day as the "Call Date."

Monitoring Period: The period from the pricing date to and including the Final Valuation Date.

Payment if Called: If the notes are automatically called, you will receive for each $1,000 principal amount note at maturity a cash payment equal to $1,000 plus the Additional Amount, payable on the Call Settlement Date.

Knock-Out Level: 1130.175, which is equal to 90% of the Initial Index Level.

Payment at Maturity: If the Ending Index Level is equal to or less than the Initial Index Level and the notes have not been automatically called, you will receive a cash payment equal to $1,000 plus the Additional Amount, which may be zero.

Your investment will be fully exposed, on an inverse basis, to any appreciation in the Index. If the Ending Index Level increases from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index increases beyond the Initial Index Level. Accordingly, if the Index Change is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Change)

Notwithstanding the foregoing, in no event will the cash payment at maturity be less than zero.

You will lose some or all of your investment at maturity if the Ending Index Level increases from the Initial Index Level and a Knock-Out Event has not occurred.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity, if the Ending Index Level is equal to, or less than, the Initial Index Level, or upon an automatic call upon the occurrence of a Knock-Out Event, will equal:
(1) at maturity if the notes are not automatically called, $1,000 x the Index Change x the Participation Rate; or
(2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate, which will result in a payment of $1,120 per $1,000 principal amount note.

Index Change:

$$\frac{\text{Initial Index Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: Set equal to 1255.75, as determined on the pricing date in the sole discretion of the calculation agent. **The Initial Index Level is not the regular official weekday closing level of the Index on the pricing date.** Although the calculation agent has made all determinations and taken all actions in relation to the establishment of the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes.

Ending Index Level: The Index closing level on the Final Valuation Date.

Participation Rate: 200%

Knock-Out Rate: 12%

Final Valuation Date: August 18, 2009†

Maturity Date: August 21, 2009†

Call Settlement Date: The fifth business day after the Call Date or, if the Call Date is the Final Valuation Date, the Maturity Date, subject to postponement as described under "Description of Notes — Payment at Maturity."

CUSIP: 48123LGF5

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 82-II.

Investing in the Bearish Auto Callable Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 82-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 82-II, the information in footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$8	$992
Total	$6,000,000	$48,000	$5,952,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $8.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 82-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 18, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 82-II dated June 14, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 82-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 82-II dated June 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002432/e27622_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **POTENTIAL BENEFIT AS A RESULT OF INDEX DEPRECIATION** — If a Knock-Out Event has not occurred and if the Ending Index Level is equal to, or less than, the Initial Index Level, at maturity, in addition to your principal for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Change x the Participation Rate. If a Knock-Out Event has occurred, your notes will be automatically called and in addition to your principal for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Knock-Out Rate. Since the Knock-Out Level of the notes is set at 90% of the Initial Index Level and the Participation Rate is 200%, if a Knock-Out Event has not occurred, the appreciation potential of the notes, which reflects the Participation Rate of 200%, will be limited to 20%. Because the notes are our senior unsecured obligations, the payment of the amount due at maturity, if any, or upon an automatic call if a Knock-Out Event has occurred is subject to our ability to pay our obligations as they become due.
- **POTENTIAL FOR EARLY EXIT WITH A POSITIVE RETURN AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is approximately 13 months, the notes will be automatically called before maturity if the Index closing level on any trading day during the Monitoring Period declines below the Knock-Out Level, and you will be entitled to $1,120 for each $1,000 principal amount note.
- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is inversely linked to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 82-II.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 82-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 82-II dated June 14, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is inversely linked to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive, flat or negative. If a Knock-Out Event has not occurred, your investment will be fully exposed, on an inverse basis, to any increase in the Ending Index Level as compared to the Initial Index Level.
- **THE KNOCK-OUT FEATURE WILL LIMIT YOUR RETURN ON THE NOTES —** Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the depreciation of the Index may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 12%, or $120, and will not be determined by reference to the Index Change, even though the Index Change may reflect significantly greater depreciation in the Index than 12%.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment on the Notes at Maturity or upon a Knock-Out Event Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment at maturity or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Index from 100% to -120%, assumes an Initial Index Level of 1250, and reflects the Participation Rate of 200%, the Knock-Out Level of 90% and the Knock-Out Rate of 12%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the Index levels listed under "Ending Index Level" are deemed to reflect the lowest level of the Index on any trading day during the Monitoring Period. If on any trading day during the Monitoring Period, the Index closing level were to fall below the Knock-Out Level (which would be 1125 based on the assumed Initial Index Level of 1250 and the Knock-Out Level of 90%), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,120 would have been paid. The numbers appearing in the following table and examples have been rounded for ease of analysis.

						Payment on the Notes	
Ending Index Level	Index Change	Participation Rate	Index Change x Participation Rate	Additional Amount	Principal Amount	At Maturity (Knock Out Event Has Not Occurred)	Upon Automatic Call (Knock-Out Event Has Occurred)
2750.00	-120.00%	N/A	N/A	N/A	$1,000	$0	$1,120
2625.00	-110.00%	N/A	N/A	N/A	$1,000	$0	$1,120
2500.00	-100.00%	N/A	N/A	N/A	$1,000	$0	$1,120
2250.00	-80.00%	N/A	N/A	N/A	$1,000	$200	$1,120
2000.00	-60.00%	N/A	N/A	N/A	$1,000	$400	$1,120
1750.00	-40.00%	N/A	N/A	N/A	$1,000	$600	$1,120
1500.00	-20.00%	N/A	N/A	N/A	$1,000	$800	$1,120
1375.00	-10.00%	N/A	N/A	N/A	$1,000	$900	$1,120
1312.50	-5.00%	N/A	N/A	N/A	$1,000	$950	$1,120
1250.00	**0.00%**	**200%**	**0.00%**	**$0**	**$1,000**	**$1,000**	**$1,120**
1218.75	2.50%	200%	5.00%	$50	$1,000	$1,050	$1,120
1187.50	5.00%	200%	10.00%	$100	$1,000	$1,100	$1,120
1125.00	10.00%	200%	20.00%	$200	$1,000	$1,200	$1,120
1000.00	20.00%	N/A	N/A	$120	$1,000	N/A	$1,120
750.00	40.00%	N/A	N/A	$120	$1,000	N/A	$1,120
500.00	60.00%	N/A	N/A	$120	$1,000	N/A	$1,120
250.00	80.00%	N/A	N/A	$120	$1,000	N/A	$1,120
0.00	100.00%	N/A	N/A	$120	$1,000	N/A	$1,120

Hypothetical Examples of Amounts Payable at Maturity or upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level decreases from the Initial Index Level of 1250 to an Ending Index Level of 1187.50 and the Index closing level does not fall below 1125 on any trading day during the Monitoring Period. Because the Ending Index Level is lower than the Initial Index Level, and a Knock-Out Event has not occurred, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1250-1187.50)/1250] x 200%) = $1,100

Example 2: The Index closing level increases from the Initial Index Level of 1250 to an Ending Index Level of 1375, and the Index closing level does not fall below 1125 on any trading day during the Monitoring Period. Because the Ending Index Level is greater than the Initial Index Level and a Knock-Out Event has not occurred, the final payment at maturity is equal to $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1250-1375)/1250) = $900

Example 3: The Index closing level decreases from the Initial Index Level of 1250 to an Ending Index Level of 1125 and the Index closing level does not fall below 1125 on any trading day during the Monitoring Period. Because the Ending Index Level is lower than the Initial Index Level, and a Knock-Out Event has not occurred, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1250-1125)/1250] x 200%) = $1,200

Example 4: The Index closing level equals 1000 on at least one trading day during the Monitoring Period. Because the Index closing level on at least one trading day is below the Knock-Out Level (1125), a Knock-Out Event has occurred, the Additional Amount is equal to $120 and the payment upon automatic call is equal to $1,120 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 12%) = $1,120

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through July 18, 2008. The Index closing level on July 18, 2008 was 1260.68. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.


Historical Performance of the S&P 500® Index
Index Level
1800
1600
1400
1200
1000
800
600
400
200
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Source: Bloomberg